Exhibit 99-I
Xstrata

NEWS RELEASE

XSTRATA OFFER FOR WMC RESOURCES INCREASED TO AUD7.20/SHARE

Zug, 2 February 2005

Xstrata plc (“Xstrata”) announces the increase of the existing cash offer by Xstrata Capital Holdings Pty Ltd, its subsidiary, of AUD6.35 per share (“the Offer”) for all the issued shares of WMC Resources Limited (“WMC”) to AUD7.20 per share (the “Increased Offer”). This is an increase of AUD1 billion or 13.4% on the Offer, valuing WMC at over AUD8.4 billion. The Increased Offer is final, and Xstrata will not consider any further increase to the offer price, unless a superior proposal is announced by WMC or another bidder. The closing date for the Offer remains 28 February 2005.

Announcing the Increased Offer, Xstrata plc Chief Executive Mick Davis said:

“Xstrata’s Increased Offer recognises the full value of WMC and provides WMC shareholders with certain cash value for their shares at a substantial premium to pre-speculation market prices. Our Increased Offer takes into consideration the views of the WMC board, the discussions we have had with WMC shareholders and the market trading since 28 October 2004. In addition, Xstrata has recognised the value inherent in the increased tax loss and lower end-of-year net debt positions of WMC that were set out in the WMC Target’s Statement.

“This is a premium offer at the top of the cycle which provides WMC shareholders with an unprecedented opportunity to realise full value for their shares, including benefits from synergies Xstrata will gain from combining with WMC.

“Over three months have passed since we first confirmed our interest in acquiring WMC, and yet no competing offer has emerged. This is despite other potential bidders having access to equal or greater information than Xstrata and ample time to consider their positions. In addition, we believe that any asset level transaction would be unable to deliver value to WMC shareholders at levels anywhere near our Increased Offer.

“Accordingly, Xstrata’s increased Offer of AUD7.20 per share crystallises a stark choice for WMC shareholders.

“It is important to highlight that, while we continue to believe that the merger of WMC and Xstrata would create a powerful global mining entity, WMC is only one of a number of attractive strategic growth options available to Xstrata. We believe therefore that it is important that our Offer is concluded either way as soon as possible, both for Xstrata and for WMC employees and shareholders.”

Offer Premia

The Increased Offer of AUD7.20 per share values WMC’s entire issued share capital at AUD8.4 billion compared to its market value of AUD5.7 billion before speculation about an offer, and represents a premium of approximately:

•	46.3% above the closing WMC share price of AUD4.92 on the day prior to speculation of Xstrata’s approach to the WMC board;

•	42.3% above the volume weighted average WMC share price of AUD5.06 during the three months prior to speculation of Xstrata’s approach to the WMC board; and

•	17 cents per share above the volume weighted average WMC share price of AUD7.03 since 28 October 2004 when Xstrata confirmed its approach to the WMC Board.

The Increased Offer is above the volume weighted average WMC share price of AUD7.18 over the five trading days ending 1 February 2005.

Offer within the Independent Expert’s Value Range

The Increased Offer is within the Independent Expert’s value range as set out in the WMC Target’s Statement and accordingly should be assessed to be fair and reasonable by the Independent Expert.

The range of AUD7.17-8.24 per share presented in the Target’s Statement represents the expert’s view as to the “maximum price that could be realised in an open market” for the WMC assets. This range included assumed cost savings of AUD110-115 million per annum available for any bidder with a “presence in Australia”. To achieve this level of cost savings, any bidder would have to have sufficient spare capacity within its Australian offices to pick up the management of nearly half of WMC’s corporate functions, currently employing some 600 people. Xstrata does not have this level of spare capacity in its businesses and this theoretical level of cost savings can therefore not be assumed.

The derived stand-alone value of WMC to its current shareholders, based on the Independent Expert’s report and including a premium for control, is AUD6.48-7.51 per share.

Xstrata’s Increased Offer of AUD7.20 per share is:

•    within the WMC Independent Expert’s value range; and

•    at the upper end of the derived stand-alone value range of AUD6.48-7.51 per share, which incorporates a premium for control.

Risk Reduction

Mick Davis said: “Realising the longer-term potential of the WMC assets is not a given. Material work needs to be done and many technical issues need to be confronted over a period of at least the next six years. Even if the outcomes of these processes are positive, the capacity of WMC to finance the development of its asset base represents further value at risk for WMC shareholders. This cash offer, which pays WMC shareholders a substantial premium up-front, transfers these risks to Xstrata and blends them across our broader and enlarged asset base.

“Xstrata is willing to pay up-front for this value because the combination of WMC and Xstrata will create a world-class diversified mining group, with scale to compete across global markets, balance development assets with productive assets and generate superior growth. Importantly, the enlarged group will be in a better position to finance the significant growth projects within both businesses than WMC would be alone. This provides greater security that these projects will be realised to the benefit of all stakeholders, including employees and local communities.”

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Final Offer

Xstrata reserves the right to consider a further increase in its offer price only if a superior proposal is announced by WMC or another bidder. Otherwise, the Increased Offer of AUD7.20 per share is final. A superior proposal is any competing control transaction that would result in a change of control of WMC if successful (including a takeover bid, scheme of arrangement or reduction of capital), or any dual company structure proposal, in each case which is superior to the Increased Offer.

Conditions of the Increased Offer

The Increased Offer remains subject to the conditions set out in Appendix 2 of Xstrata's Bidder's Statement as despatched to WMC shareholders, except paragraphs (d), (e)(i), (e)(ii) and (h) which have already been satisfied. Outstanding conditions include Xstrata acquiring a relevant interest in at least 90% of the shares in WMC and obtaining approval by the Foreign Investment Review Board.

Xstrata shareholders approved the acquisition of WMC at an Extraordinary General Meeting held on 13 January 2005. Further approval is not required for the Increased Offer.

Funding

Xstrata will fund the consideration payable under the Increased Offer through debt facilities which will be provided by Barclays Bank Plc, J.P. Morgan plc, and Royal Bank of Scotland plc (the “Debt Facilities”). The Debt Facilities are on the terms described in section 6 of the Bidder’s Statement with an increase in the facility limits to take account of the Increased Offer. Xstrata has received underwritten commitments for the provision of the increased Debt Facilities for an amount sufficient to meet the consideration under the Increased Offer and associated costs.

[All share price data sourced from Bloomberg, with option expiry related transactions excluded.]

ends

Xstrata contacts

Marc Gonsalves		Gabrielle Trainor
Telephone	+44 20 7968 2812	John Connolly & Partners
Mobile	+44 7775 662 348	Telephone	+61 2 9232 1033
Email	mgonsalves@xstrata.com

Claire Bithell		Michael Oke
Telephone	+44 20 7968 2871	Aura Financial
Mobile	+44 7785 964 340	Telephone	+44 20 7321 0033
Email	cbithell@xstrata.com	Mobile	+44 7834 368 299

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